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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934
                                 NUVISION, INC.
                           (Name of Subject Company)
                                 NUVISION, INC.
                      (Name of Person(s) Filing Statement)
                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)
                                  670923 10 1
                     (CUSIP Number of Class of Securities)

                          JONATHAN E. RAVEN, PRESIDENT
                                 NUVISION, INC.
                              2284 SOUTH BALLENGER
                                FLINT, MI 48501
                                 (810) 767-0900
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)
                                WITH A COPY TO:

                               Paul R. Rentenbach
                              Dykema Gossett PLLC
                             400 Renaissance Center
                               Detroit, MI 48243
                                 (313) 568-6973

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
ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is NuVision, Inc., a Michigan corporation (the "Company"), and the address of the principal executive offices of the Company is 2284 South Ballenger, Flint, Michigan 48501. The title of the class of equity securities to which this statement relates is the common stock, par value $0.50 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE PURCHASER.

    This statement relates to a tender offer by NI Acquiring Corp., a Michigan corporation (the "Purchaser"), and a wholly owned subsidiary of American Vision Centers, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule l4D-1"), dated May 4, 1995, to purchase all outstanding shares of Common Stock, at a price of $7.60 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereafter referred to as the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 27, 1995 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference.

    Based on the information in the Offer to Purchase, the principal executive offices of the Parent and the Purchaser are both located at 90 John Street, New York, New York 10038.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item l above.

    (b) Each material contract, agreement, arrangement and understanding and any actual or potential conflict of interest between (1) the Company or its affiliates and its executive officers, directors or affiliates or (2) the Company or its affiliates and the Purchaser or its executive officers, directors or affiliates, is described below. The following descriptions of the terms and provisions of the Employment Agreements, the Confidentiality Agreement, the Consulting Agreement, the Shareholder Agreement, the Merger Agreement and the Split-Dollar Insurance Arrangements are qualified in their entirety by reference to the full texts thereof, which have been filed as exhibits to this Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the "Commission"), and are available for inspection at the public reference facilities at the principal office of the Commission at 450 Fifth Street, Washington, D.C. 20549, and for copying upon payment of the Commission's customary charges.

STOCK OPTIONS

    Pursuant to the terms of the Company's 1994 Stock Option and Stock Appreciation Rights Plan, and predecessor plans thereto (together, the "Company Stock Plans"), all outstanding stock options under the Option Plans, whether or not such stock options would otherwise then be exercisable, will become immediately exercisable upon a change in control of the Company (as defined in the Company Stock Plans), which would occur upon completion of the Offer. Pursuant to

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the Merger Agreement, all stock options which have been granted under the
Company Stock Plans and are outstanding at the time the Merger becomes effective (the "Effective Time"), whether or not then exercisable, will be exchanged for, and the holder of each such option will be entitled to receive upon surrender of such option for cancellation, cash equal to the product of (i) the difference between the Per Share Amount and the exercise price of each such option multiplied by (ii) the number of Shares covered by such option.

EMPLOYMENT AGREEMENTS

    The Company has employment agreements with its Chairman, Dr. Eli Shapiro, its President, Jonathan E. Raven and its Executive Vice President, Stephen L. Hirsch. Dr. Shapiro's employment agreement currently expires on March 1, 1996, and provides for, among other things, a minimum annual salary of $398,000 (subject to annual review), termination payments if the Company terminates his employment without cause, certain death and disability benefits and certain severance benefits in the event of a change in control of the Company. Dr. Shapiro's severance arrangement provides that upon termination of employment by the Company (as defined in the agreement) within two years following a change in control (as defined in the agreement), Dr. Shapiro will be entitled to receive a cash payment equal to 2.99 times his average annual base compensation includible in gross income for federal income tax purposes during the five calendar years preceding the change in control, The completion of the Offer constitutes a change in control for purposes of this agreement, and upon payment of the foregoing cash amount and upon effectiveness of the Consulting Agreement between Parent and Dr. Shapiro, as described below, this employment agreement will be terminated.

    The employment agreements with Messrs. Raven and Hirsch currently expire on June 30, 1996. Mr. Raven's agreement currently provides for an annual salary of $208,650, and Mr. Hirsch's agreement provides for an annual salary of $150,870. Both agreements provide for termination payments if the Company cancels the agreement without Cause, for certain death and disability benefits and for certain payments in the event of a change in control of the Company. The agreements provide that if a change in control of the Company should occur, the Company shall immediately pay $250,000 to Mr. Raven and shall pay $175,000 to Mr. Hirsch if he remains in the employ of the Company for six months following the Change in Control, or, at the Company's option, the Company shall execute and deliver to either or both of them its promissory note for such amount, payable in 24 equal monthly installments of principal, together with interest on the outstanding balance of the note(s) at the rate of 10% per year. The completion of the Offer will constitute a change in control under these employment agreements. In the Merger Agreement, the Parent has agreed to cause the Surviving Corporation to honor both of these employment agreements.

CONFIDENTIALITY AGREEMENT

    Parent entered into a Confidentiality Agreement, dated March 11, 1993, with the Company pursuant to which Parent has agreed, among other things, to keep confidential certain non-public confidential or proprietary information of the Company furnished to Parent by or on behalf of the Company. The Confidentiality Agreement provides that for a period of three years from the date of the Confidentiality Agreement, unless specifically agreed to by the Company, neither Parent nor any of its directors, officers, employees, agents or representatives will, without the prior written consent of the Company: (a) acquire or offer, seek, propose or agree to acquire, ownership of any of the Company's property or any securities issued by the Company, or any rights or option to acquire such ownership; (b) seek or propose to influence or control the Company's management or policies; or (c) make any public disclosure with respect to any of the foregoing.

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
CONSULTING AGREEMENT WITH DR. SHAPIRO

    Parent, the Purchaser and Dr. Shapiro ("Consultant") have entered into a Consulting Agreement pursuant to which the Consultant has agreed to advise Parent and the Surviving Corporation with respect to general business matters, issues and strategies relating to Parent's business (including issues concerning community, governmental and industry relations). The term of the Consulting Agreement is five years commencing on the first to occur of the consummation of the Offer or the Merger (the "Term"). As compensation for the Consultant's services, Parent has agreed to pay to the Consultant an aggregate amount of $1,250,000 payable (i) in 24 equal monthly installments of $26,042 each, commencing on the Effective Date and on the same date in the 23 months thereafter, and (ii) one installment of $625,000 due on the second anniversary of the Effective Time; provided, however, that the Parent has the option to instead pay this amount in two annual installments of $312,500 each, due on the second and third anniversaries of the Effective Time. Interest at the rate of 12% per annum will accrue and be payable on installments not paid on the due date, until the date of payment.

    In addition to this cash compensation, Parent will provide or make available
(i) to the Consultant and his spouse at the Parent's expense the same medical, health, dental and prescription drug and optical insurance plans or coverage as the Consultant currently enjoys, or plans or programs providing the Consultant and his spouse with at least substantially equivalent benefits; and (ii) to the Consultant, the use of an automobile at least comparable to the automobiles previously provided to the Consultant by the Company, with expenses (including maintenance and insurance) paid by the Parent to the same extent as currently provided by the Company.

    If a "Change of Control" of either the Company or the Parent occurs during the Term, then on the date of the Change of Control, the Parent shall (i) pay to the Consultant in one lump sum payment all cash amounts that then remain to be paid to the Consultant during the remainder of the Term, without discount, and
(ii) make provision acceptable to the Consultant for the continuation of the benefits described in the preceding paragraph for the remainder of the Term.

    As used in the Consulting Agreement, a "Change of Control" is defined to mean any of the following events occurring after the completion of the Offer or the Merger, whichever first occurs (the "Effective Time"): (1) the acquisition (or disclosure of the previous acquisition) by any person who is not a shareholder of the Parent at the Effective Time of the beneficial ownership of shares of the Parent's or the Company's outstanding stock of any class which results in such person possessing or having the right to possess, in the aggregate, more than 50% of the total voting power exercisable by all of the Parent's or the Company's shareholders in the election of directors; or (2) the merger by the Parent or the Company into or the consolidation of the Parent or the Company with any person which will result in the shareholders of the Parent or the Company immediately prior to such merger or consolidation possessing less than 50% of the total voting power exercisable by all of the shareholders of the surviving or resulting corporation or other entity in the election of directors; or (3) the transfer by the Parent or the Company of all or substantially all of its assets to any person. Notwithstanding the foregoing, a "Change of Control" is not deemed to have occurred under the Consulting Agreement (A) for purposes of clauses (1) or (2) above, if the Company merges into or consolidates with the Parent or any other subsidiary of the Parent or unless, after any such acquisition, merger or consolidation, the Parent no longer beneficially owns, directly or indirectly, shares possessing or having the right to possess more than 50% of the total voting power exercisable by all of the shareholders of the Company in the election of directors; or (B) solely as a result of any sale of all or substantially all of the assets of the Company to any other subsidiary of the Parent; or (C) solely as a result of any transfer or other disposition of up to 35 Company-owned stores as contemplated by the Parent following the Merger; or (D) solely as a result of any conversion of stores owned by the Company into franchisee-owned stores, in the cases of clauses (A) and (B) above, so long as the surviving or resulting corporation or the

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purchaser of any such assets expressly assumes the obligation of the Company set forth in Section 16 of the Consulting Agreement to guarantee the timely performance of and payment by the Parent of all its obligations under the Consulting Agreement, and after any such transaction, the Parent beneficially owns, directly or indirectly, shares possessing or having the right to possess more than 50% of the total voting power exercisable by all of such entity's shareholders in the election of directors.

    In the event that the Offer or the Merger Agreement is terminated, the Consulting Agreement will be cancelled and of no force or effect. If the Consultant dies during the Term, the Parent shall pay to the Consultant's spouse, if living, or if she dies, to the Eli Shapiro Revocable Living Trust, or in any case to such other beneficiary as may be designated by the Consultant, the cash compensation that would have been paid under the Consulting Agreement for the remainder of the Term, in the amounts and at the same times as provided in the Consulting Agreement. In addition, the Parent shall continue to provide to the Consultant's spouse the insurance and other benefits otherwise provided during his lifetime under the Consulting Agreement. If, as a result of the Consultant's incapacity due to physical or mental illness, the Consultant should become unable to perform his duties under the Consulting Agreement, Parent may terminate the consulting relationship with the Consultant. In such event, the Consultant shall be entitled to receive the cash compensation otherwise provided under the Consulting Agreement for the remainder of the Term and he and his spouse will receive the insurance benefits provided therein.

    During the Term of the Consulting Agreement, the Consultant has agreed not to engage in or be employed in any way by any business that is engaged in the business of optical retailing that is competitive with the business of the Parent or the Company then being conducted in Michigan, Indiana or New Jersey (provided that the Consultant may be an owner or partner in one optical boutique in the Somerset Mall, Troy, Michigan, and may own up to 10% of any class of stock of a publicly-traded company). Further, the Consultant has agreed not to willfully and intentionally interfere with the relationship of the Parent or the Company with any person who at any time during the Term was an employee, customer or supplier of, or in the habit of dealing with the Parent, the Company and/or any of their subsidiaries or affiliates. In addition, the Consultant has further agreed not to disclose any confidential information acquired while performing his duties under the Consulting Agreement.

    In recognition of the fact that the Consultant's services will inure to the benefit of the Company, the Purchaser (on behalf of the Surviving Corporation) has agreed in the Consulting Agreement to guarantee the timely performance of and payment by the Parent of all its obligations thereunder.

SHAREHOLDER AGREEMENT

    Immediately after the execution of the Merger Agreement, Parent, Dr. Shapiro and Dr. Shapiro's wife ("Shareholders") entered into a Shareholder Agreement. Upon the terms and subject to the conditions of such agreement, the Shareholders have agreed to validly tender and sell (and not to withdraw) pursuant to and in accordance with the terms of the Offer, the number of Shares owned beneficially by them individually, jointly or as a trustee (a total of 1,137,785 Shares, representing approximately 40% of the outstanding Shares on a fully diluted basis). The Shareholders further agreed that the transfer by them of their Shares to the Purchaser in the Offer will pass to and unconditionally vest in the Purchaser good and valid title to such Shares. Upon the purchase of all Shares owned by the Shareholders pursuant to the Offer, the Shareholder Agreement will terminate. In the event any of their Shares are withdrawn from the Offer for any reason or are not purchased pursuant to the Offer, such Shares will remain subject to the Shareholder Agreement.

    During the term of the Shareholder Agreement, except as otherwise provided therein, the Shareholder have agreed not to (a) offer to sell, sell, pledge or otherwise dispose of or transfer any

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
interest in or encumber with any lien any of the Shares, (b) acquire any Shares or other securities of the Company (otherwise than in connection with a stock dividend, split, recapitalization or similar transaction), (c) deposit any Shares into a voting trust, enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to the Shares, or (d) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment or other disposition or transfer of any interest in or the voting of any Shares or other securities of the Company; provided, however, that the Shareholders may make gifts or donations of Shares so long as the recipient agrees to be bound by the obligations of the Shareholders under the Shareholder Agreement.

    In the Shareholder Agreement, the Shareholders have constituted and appoint Parent, or any nominee of Parent (with full power of substitution) as his or her attorney-in-fact and proxy to vote their respective Shares at any annual, special or adjourned meeting of the shareholders of the Company (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the terms thereof, (b) against any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement and (c) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction such as a merger, consolidation or other business combination involving the Company or one of its subsidiaries, (ii) a sale, lease or transfer of a material amount of assets of the Company or one of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries, (iii) (A) any change in a majority of the persons who constitute the board of directors of the Company as of April 27, 1995, (B) any change in the present capitalization of the Company or any amendment to the Company's current Restated Articles of Incorporation or Bylaws,
(C) any other material change in the Company's corporate structure or business or (D) any other action which, in the case of each of the matters referred to in clauses (A), (B) or (C) is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or adversely affect the Merger and the transactions contemplated by the Merger Agreement.

    During the term of the Shareholder Agreement, each Shareholder (subject to any legal requirements applicable solely in his or her capacity as an officer or director of the Company) will not, directly or indirectly, initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or equity securities of, the Company or any of its subsidiaries, or engage in any discussions or negotiations with, or provide any confidential information or data to, any person relating to an Acquisition Proposal. Each Shareholder has agreed to notify Parent immediately if any inquiries, proposals or offers related to an Acquisition Proposal are received by, any confidential information or data is requested from, or any negotiations of discussions related to an Acquisition Proposal are sought to be initiated or continued with, either of them, and of the terms and other details of any such Acquisition Proposal or request, and will keep Parent fully apprised of all developments with respect thereto.

    Except for the provisions of the Shareholder Agreement relating to fees (as described in the next paragraph), the Shareholder Agreement will terminate on the earlier of the date the Merger Agreement is terminated in accordance with its terms or October 31, 1995; provided, that if on such date (i) any applicable waiting period under the HSR Act has not expired or been terminated or (ii) there is in effect an injunction, order, judgment, decree or ruling that has not become final an nonappealable issued by any federal or state court or other governmental authority of competent jurisdiction in the United States, or there will have been commenced and will be pending a proceeding or lawsuit before any such court or authority that would have the effect of preventing consummation of the Offer or the Merger or any other business combination of the Company with the Parent or any affiliate of the Parent, or imposing material limitations on the ability of Parent and

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the Purchaser to acquire, hold or operate the business of the Company and its subsidiaries or to exercise full rights of ownership of the Shares, then the Shareholder Agreement will terminate only by the earlier of 15 business days after the expiration or termination of such waiting period or the resolution, in a manner reasonably satisfactory to Parent, of any injunction, order, judgment, decree, ruling, proceeding or lawsuit that has occurred and is of a type set forth in the foregoing proviso and December 31, 1995. Except for the provisions of the Shareholder Agreement relating to fees, the Shareholder Agreement will also terminate if it becomes the subject of a final and nonappealable injunction, order, judgment, decree or ruling issued by any federal or state court of competent jurisdiction in the United States prohibiting the enforceability thereof.

    The Shareholder Agreement provides that if, within 12 months following termination of the Merger Agreement under any of the situations in which Parent would be entitled to be paid the $900,000 termination fee (see "The Merger Agreement--Fees and Expenses"), (1) the Board of Directors of the Company approves or recommends any Acquisition Proposal other than from Parent, or (2) the Company enters into an agreement with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or equity securities of, the Company, or (3) any person has acquired beneficial ownership of shares of Common Stock representing 50% or more of the outstanding shares of Common Stock, and in connection therewith or thereafter, (A) any Shareholder shall sell, transfer or otherwise dispose of any or all of his, her or its Shares to any person not an affiliate or an associate of Parent or to the Company or any affiliate thereof (or realize cash proceeds in respect of such Shares as a result of a distribution to shareholders of the Company following the sale of substantially all of the Company's assets) in connection with a transactions proposed, described or set forth in such Acquisition Proposal or agreement or pursuant to such acquisition, or (B) the Company shall undergo a recapitalization, dissolution, liquidation or similar transaction proposed, described or set forth in such Acquisition Proposal or agreement or the Company shall issue an extraordinary dividend or other distribution in accordance with such Acquisition Proposal or agreement (each, a "Subsequent Transaction") at a per share price or with equivalent per share proceeds, as the case may be, with a value in excess of $7.60 (the "Subsequent Price"), then each Shareholder has agreed to promptly pay to Parent an amount equal to 50% of the excess of the Subsequent Price over $7.60 multiplied by the number of Shares disposed of or otherwise participating in the Subsequent Transaction.

    In the Shareholder Agreement, the Shareholders have made certain customary representations, warranties and covenants, including with respect to (i) ownership of the Shares, (ii) each Shareholder's authority to enter into and perform their obligations under the Shareholder Agreement, (iii) the receipt of requisite governmental consents and approvals and (iv) the absence of liens and encumbrances on and in respect of the Selling Shareholder's Shares.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

    The Company's Bylaws provide that the Company shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Company or was serving at the request of the Company as a director, officer, employee or agent of another entity against expenses (including attorneys' fees), judgments, fines and amounts to be paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company or its shareholders, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The Bylaws further provide that rights conferred thereby include the right to be paid by the Company the expenses incurred in defending the proceedings specified above in advance of their final

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disposition; provided that such payment will be made only upon delivery to the
Company by the indemnified party of an undertaking to repay all amounts so advanced unless it is ultimately determined that the person receiving such payments is entitled to be indemnified under the Company's Bylaws.

    The Bylaws provide that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition is not exclusive of any other right which any person may have or acquire under any bylaw, agreement, contract, vote of shareholders or disinterested directors or pursuant to the direction of any court of competent jurisdiction or otherwise, and the it is the policy of the Company that indemnification of those specified in the Bylaws shall be made to the fullest extent permitted by law. The indemnification provisions of the Bylaws continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the person's heirs, executors and administrators. The Bylaws provide that the Company may maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Bylaw provisions. The Company currently maintains such insurance.

    The Merger Agreement provides that for a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless the present and former officers and directors of the Company against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel, judgments, fines and amounts paid in settlement to the extent such settlement is effected with the prior written consent of the Surviving Corporation) arising out of actions or omissions occurring at or prior to the Effective Time to the fullest extent permitted under Michigan law or the Company's Restated Articles of Incorporation or Bylaws in effect at the date of the Merger Agreement, including the provisions relating to the advancement of expenses incurred in the defense of any action or suit, provided that in the event any claim or claims for indemnification are asserted or made within such six year period, all rights to indemnification shall continue until the disposition of all such claims. The Merger Agreement provides that Parent shall cause to be maintained in effect for not less than three years from the Effective Time the policies of officers' and directors' liability insurance in effect as of the date of the Merger Agreement maintained by the Company with respect to matters occurring at or prior to the Effective Time covering each such person covered by the Company's officers' and directors' liability insurance policy prior to the Effective Time; provided that Parent may substitute therefor policies of substantially the same coverage containing terms and conditions which are no less advantageous, in any material respect (see "The Merger Agreement--Agreements with Respect to Director and Officer Indemnification and Insurance").

SPLIT-DOLLAR LIFE INSURANCE ARRANGEMENTS

    In April 1987 the Company entered into an agreement (the "Split Dollar Agreement") with the three children of Dr. Shapiro (the "Shapiro Children"), pursuant to which the Company agreed to pay a portion of the annual premiums on a policy of life insurance on the lives of Dr. Shapiro and his wife, which policy is owned by the Shapiro Children. In exchange for the Company's agreement to pay such premiums, the Shapiro Children have agreed to repay the aggregate amount of premiums paid, together with interest, from the proceeds of the policy. The policy is intended to provide sufficient liquidity to the estate of the last to die of Dr. Shapiro or his wife so that a forced sale of their shares of Common Stock in the Company would not be required in order to pay federal estate taxes. The current annual premium on this policy is approximately $90,100. Since the policy was taken out in 1987, changed economic conditions have substantially extended the projected period of time until the policy will accumulate a cash value sufficient to produce an annual policy dividend that will pay the annual premium on the policy. The Company currently expects that it will be required to continue making annual premium payments on this policy for several more years. In

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
order to relieve the Company of this obligation to continue such premium payments, the Shapiro Children have agreed to terminate the Split Dollar Agreement, effective upon completion of the Offer or consummation of the Merger, whichever first occurs. In exchange, the Company has agreed to forgive all indebtedness owing to it by the Shapiro Children on account of premiums previously paid by the Company on such insurance policy, including all accrued interest thereon. The amount of such indebtedness was $567,279 as of the date of the Merger Agreement. Upon effectiveness of this termination agreement, future premium payments will be the responsibility of the Shapiro Children, as owners of such insurance policy.

THE MERGER AGREEMENT

    The following is a summary of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Merger Agreement.

    The Offer. The Merger Agreement provides for the commencement of the Offer not later than the fifth business day from and including the date of the initial public announcement of the Purchaser's intention to commence the Offer. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the condition that there will be validly tendered in accordance with the terms of the Offer prior to the expiration of the Offer and not withdrawn a number of Shares which, together with the Shares owned by Parent, the Purchaser or any affiliate of them, represents more than 90% of the Shares outstanding on a fully diluted basis (the "Minimum Condition") and certain other conditions described below. The Parent and the Purchaser have expressly reserved the right to waive any such condition, including the Minimum Condition, the right to increase the price per Share payable in the Offer and the right to make any change in the terms or conditions of the Offer.

    Certain Conditions of the Offer. The Purchaser is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of any Shares tendered, if (i) prior to the expiration of the Offer the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall not have expired or been terminated prior to the expiration of the Offer and the Offer shall have remained outstanding for at least 30 days after commencement of the Offer, or (iii) at any time on or after April 27, 1995, and prior to the acceptance for payment of Shares, any of the following events shall occur:

        (a) The Company shall have breached or failed to comply with in any material respect any of its covenants or agreements contained in the Merger Agreement, any representation or warranty of the Company in the Merger Agreement shall have been untrue or incorrect in any material respect at the time made or shall have ceased to be true and correct, any filing required to be made prior to the Effective Time by the Company or any of its subsidiaries with, or any consent, approval or authorization required to be obtained prior to the Effective Time by the Company or any of its subsidiaries from, any Governmental Entity in connection with the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby by the Company shall not have been made or obtained (as the case may be), any other consent that was to be obtained by the Company and is required to consummate the transactions contemplated by the Merger Agreement shall not have been obtained or any other consents that were to be obtained by the Company in connection with the transactions contemplated by the Merger Agreement, the failure of which would have or would be reasonably likely to have a material adverse effect on the Surviving Corporation, shall not have been obtained; or

        (b) there shall have occurred (1) any general suspension (which continues for a period in excess of 24 hours) of trading in, or general limitation on prices for, securities on the New York Stock Exchange (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (3) a commencement of a war or armed hostilities affecting the United States which is reasonably likely to materially and adversely affect the extension of credit by banks or other lending institutions located in the United States, (4) any limitation by any Governmental Entity on, or any other event which is reasonably likely to affect, the extension of credit by banks or other financial institutions located in the United States, or (5) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

        (c) any action or proceeding shall have been instituted or authorized or shall be pending before any Governmental Entity or there shall have been any determination by any Governmental Entity: (1) challenging the making of the Offer or the acquisition by the Purchaser of the Shares or seeking to restrain or prohibit the consummation of the Offer or the other transactions contemplated by the Merger Agreement or the Shareholder Agreement; (2) seeking to prohibit Parent's or the Purchaser's (or any of their affiliates') ownership or operation of all or any portion of Parent's or the Company's business or assets, or to compel Parent or the Purchaser (or any of their affiliates) to dispose of or hold separate all or any portion of the Parent's or the Company's business or assets, as a result of the Offer or the other transactions contemplated by the Merger Agreement; (3) making the acceptance for payment of, or payment for, some or all of the Shares illegal or resulting in a delay in the ability of the Purchaser to accept for payment or pay some or all of the Shares; (4) imposes material limitations on the ability of the Parent or the Purchaser effectively to acquire or hold or to exercise full rights of ownership of Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the shareholders of the Company; or

        (d) any statute, law, rule, regulation, injunction, decree, ruling or order shall have been enacted, promulgated, entered, enforced or deemed applicable to the Offer or the Merger or any other action shall have been taken by any Governmental Entity that is reasonably likely to, directly or indirectly, result in any of the consequences referred to in clauses (1) through (4) of paragraph (c) above; or

        (e) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (1) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), shall have acquired 9.9% or more of the outstanding Shares or shall have been granted any option or right, conditional or otherwise, to acquire 9.9% or more of the outstanding Shares, or (2) any new "group" is formed which beneficially owns 9.9% or more of the outstanding Shares; or

        (f) the Company and Parent shall have agreed in writing that the Offer be terminated; or

        (g) the Merger Agreement, prior to the expiration of the Offer, shall be terminated in accordance with its terms; or

        (h) the Company's Board of Directors shall have withdrawn or modified in a manner adverse to Parent or the Purchaser its recommendation of the Offer or shall have approved or recommended Acquisition Proposal other than the Offer or the Board of Directors of the Company shall have resolved to do either of the foregoing; or

        (i) the Standard & Poor's 500 Stock Index at the close of business on the date the Offer is scheduled to expire shall be less than 80% of such index at the close of business on April 27, 1995; or

        (j) Parent and the Purchaser shall not have entered into the Definitive Financing Agreements, all conditions to the drawdown of funds pursuant thereto shall not have been satisfied or waived, or the Financing shall not be available, which, in the sole judgment of Parent and the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent, the Purchaser or any other affiliate of Parent) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment, purchase or payment.

    The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent regardless of the circumstances giving rise to any such conditions or may be waived by Parent and the Purchaser in whole or in part at any time and from time to time in their sole discretion.

    The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, upon the consummation of the Merger (the "Effective Time"), the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation and will become a wholly owned subsidiary of Parent. At the Effective Time, each issued and then outstanding Share (other than any Shares owned by Parent, the Purchaser or any other subsidiary of Parent and Shares held by the Company or any of its subsidiaries) shall be cancelled and converted into the right to receive the Per Share Amount in cash (the "Merger Consideration") payable to the holder thereof, without interest thereon, less any required withholding taxes, upon the surrender of the certificate formerly representing such Share.

    The Merger Agreement provides that at the Effective Time, each option to purchase Shares which has been granted under the Company Stock Plans and is outstanding at the Effective Time, whether or not then exercisable, will be converted into, and the holder of each Option will be entitled to receive upon surrender of the Option for cancellation, cash equal to (a) the difference between the Offer Price and the per share exercise price of each Option, multiplied by (b) the number of Shares subject to each Option.

    Pursuant to the Merger Agreement, each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into all of the issued and outstanding shares of capital stock of the Surviving Corporation.

    The Merger Agreement provides that the directors and officers of the Purchaser immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the Restated Articles of Incorporation of the Company will be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Restated Articles of Incorporation. The Merger Agreement also provides that the Bylaws of the Company, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Restated Articles of Incorporation of the Surviving Corporation and such Bylaws.

    Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including, without limitation, representations by the Company as to the absence of certain changes concerning the Company's business, compliance with law, accuracy of financial statements and public filings, litigation, environmental matters, employee benefit plans and taxes.

    Agreement with Respect to the Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, unless the Chief Executive Officer of the Parent shall otherwise agree in writing and except as otherwise contemplated by the Merger Agreement, the Company and each of its subsidiaries shall conduct their business only in the ordinary and usual course and will use their reasonable best efforts to preserve their business organization intact and maintain their existing relations with customers, lessors, suppliers, employees and others having business dealings with them. The Merger Agreement also provides that except as otherwise previously disclosed to and agreed by the Parent and except as permitted in the Merger Agreement, neither the Company nor any of its subsidiaries will, without the prior written consent of the Chief Executive Officer of the Parent, do any of the following: (a) sell, pledge or otherwise dispose of, or agree to sell, pledge or otherwise dispose of any capital stock or debt owned by the Company in any of its subsidiaries; amend the Company's Restated Articles of Incorporation or Bylaws; split, combine or reclassify any outstanding capital stock; declare, set aside or pay any dividend payable in cash, stock or property with respect to any of the Company's capital stock or repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible into or exchangeable for or exercisable for any shares of its capital stock; (b) issue, sell, pledge, dispose of or encumber, or authorize or propose the issuance, sale, pledge, disposition or encumbrance of, any shares of, or securities convertible or exchangeable into or exercisable for any shares of its capital stock; (c) (1) issue, sell, pledge, dispose of or encumber, or authorize or propose the issuance, sale, pledge, disposition or encumbrance of, any shares of, or securities convertible or exchangeable into or options, warrants, calls, commitments or rights of any kind to acquire any shares of, its capital stock of any class or Voting Debt, other than Shares issuable pursuant to options outstanding on the date of the Merger Agreement under the Company Stock Plans, (2) transfer, lease, license, sell, mortgage, pledge or otherwise dispose of or encumber any property or assets or any interest therein, except in the ordinary and usual course of business, (3) incur or modify any indebtedness or other liability, except in the ordinary and usual course of business, (4) transfer, sell, mortgage, pledge or dispose of any substantial portion of the property or assets of any subsidiary, except in the ordinary and usual course of business, (5) acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any corporation, partnership or other business organization or division thereof, or otherwise acquire any assets outside the ordinary and usual course of business, or (6) authorize or make capital expenditures or make any acquisition of, or investment in, assets or stock of any other person or entity; (d) grant any severance or termination pay to, or enter into any employment or severance agreement or arrangement with, any director, officer or employee of the Company or any of its subsidiaries, except as may be required to satisfy existing contractual obligations and written policies and practices of the Company and its subsidiaries and the requirements of applicable law; (e) except as may be required to satisfy existing contractual obligations and written policies and practices of the Company and its subsidiaries and the requirements of applicable law, adopt, enter into, make, amend, or accelerate the vesting of any grants, options, benefits or awards under, any bonus, profit sharing, thrift, compensations, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any of their directors, officers or employees; (f) settle or compromise any material claim or litigation or, except in the ordinary and usual course of business, modify, amend or terminate any of its material Contracts or waive, release or assign any material rights or claims; (g) make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary and usual course of business;
(h) enter into any Real Property Lease not in effect on the date of the Merger Agreement, or amend, modify, extend the term of or waive any violation of or default under, or otherwise change any Real Property Lease in effect as of the date of the Merger Agreement; (i) change its methods of accounting as in effect at December 31, 1994, except as required by changes in generally accepted accounting principles as concurred to in writing by the Company's independent auditors and in any such case shall promptly provide notice of any such change to Parent, or change its fiscal year; (j) take any action that is reasonably likely to cause any of the representations and warranties of the Company made in the

Merger Agreement to be untrue as of any date after the date of the Merger Agreement; or (k) authorize or enter into an agreement to do any of the foregoing or similar actions.

    Acquisition Proposals. The Company has agreed that neither it nor any of its Subsidiaries nor any of its or its subsidiaries' officers or directors or any of its other affiliates shall, and the Company has agreed to cause its and its subsidiaries' employees, representatives and agents (including, without limitation, any investment banking, proxy solicitation, legal or accounting firm retained by the Company or any of its subsidiaries, and any individual member or employee of the foregoing) not to, directly or indirectly, (a) initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders or any of them or any public statement of an intention to make, or the consideration of, such a proposal or offer) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or equity securities of, it or any of its subsidiaries (an "Acquisition Proposal"); (b) except to the extent necessary so that the Company's Board of Directors can comply with its fiduciary duties under applicable law as advised in writing by independent counsel, engage in any discussions or negotiations with, or provide any confidential information or data to, any person relating to an Acquisition Proposal; or (c) otherwise cooperate in any effort or attempt to make, implement or accept an Acquisition Proposal. Notwithstanding the foregoing, the Merger Agreement does not prohibit the Company or its Board of Directors from taking and disclosing to the Company's shareholders a position with respect to a tender offer by any person pursuant to applicable rules promulgated under the Exchange Act or from making such disclosure to the Company's shareholders which, in the judgment of the Company's Board of Directors based on the written advice of independent counsel, may be required under applicable law. Prior to providing any confidential information or data to a person relating to an Acquisition Proposal, the Company will enter into a confidentiality agreement with such person having substantially the same terms as the Confidentiality Agreement between the Company and Parent. The Company has agreed to immediately cease and cause to be terminated any existing activities, including discussions or negotiations, with any persons conducted prior to the date of the Merger Agreement with respect to any of the foregoing, and will take the necessary steps to inform the individuals and entities referred to in the first sentence of this paragraph of these obligations undertaken by the Company. If the Company or any of its Affiliates or Agents has provided any person (other than Parent) with any confidential information or data relating to an Acquisition Proposal, the Company has agreed to request the immediate return thereof. The Company is required to notify Parent immediately if any inquiries, proposals or offers related to an Acquisition Proposal are received by, any confidential information or data is requested from, or any negotiations or discussions related to an Acquisition Proposal are sought to be initiated or continued with, it or any of its affiliates, and of the terms and other details of any such Acquisition Proposal or request and to keep Parent fully apprised of all developments with respect to such Acquisition Proposal.

    Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the fulfillment of the following conditions: (a) if required for the consummation of the Merger, the Merger Agreement and the transactions contemplated thereby shall have been duly approved and adopted by the shareholders of the Company in accordance with applicable law and the Company's Restated Articles of Incorporation and its Bylaws; (b) the applicable waiting period under the HSR Act shall have expired or been terminated and all filings required to be made prior to the Effective Time by the Company, Parent or any of their respective subsidiaries with, and all consents, approvals and authorizations required to be obtained prior to the Effective Time by the Company, Parent or any of their respective subsidiaries from, any Governmental Entity in connection with the Merger Agreement and the consummation of the transactions contemplated thereby by the Company, Parent and the Purchaser shall have been made or obtained; (c) no court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order, whether temporary, preliminary or permanent, which is in effect and prohibits consummation of the transactions contemplated by the Merger Agreement, or imposes any material restriction on Parent, the Purchaser or the Company in connection with the consummation of the Merger or with respect to their respective business operations either prior or subsequent to the Merger; and (d) the Offer shall have expired and Shares shall have been purchased pursuant thereto, or the Offer shall have expired or been terminated and no Shares shall have been purchased pursuant thereto solely because of (i) a failure to satisfy the Minimum Condition or (ii) a failure to obtain necessary consents under Real Property Leases to the extent that such failure results in a material adverse effect on the Company and its subsidiaries, taken as a whole, or results in a failure of the Parent and the Purchaser to obtain the Financing required for the Merger (the "Lease Condition").

    Termination. The Merger Agreement provides that it may be terminated and the Offer and the Merger may be terminated at any time prior to the Effective Time by mutual consent of Boards of Directors of both the Parent and the Company. The Merger Agreement may also be terminated, and the transactions contemplated thereby abandoned, by action of the Board of Directors of either the Parent or the Company (a) after July 15, 1995, if the Offer has expired or been terminated, with no Shares being purchased because of the failure to satisfy or waive any condition of the Offer other than the Minimum Condition or the Lease Condition, (b) after October 31, 1995, if the Offer has expired or been terminated, with no Shares being purchased because of the failure to satisfy or waive the Minimum Condition or the Lease Condition and the Merger has not occurred by such date, (c) if the Offer has expired or been terminated, with no Shares being purchased because of the failure to satisfy or waive the Minimum Condition or the Lease Condition, and the necessary approval and adoption of the Company's shareholders of the Merger is not obtained at the special meeting called for purposes of voting on the Merger, at any time after such meeting; (d) if a Governmental Entity of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order or other action has become final and non-appealable, at any time thereafter; or (e) the U.S. Federal Trade Commission or Department of Justice has commenced, or officially recommended commencement of, an action (judicial or administrative) seeking an order restraining, enjoining or otherwise prohibiting the consummation of the Merger; provided, that the party seeking to terminate the Merger Agreement pursuant to clauses (a), (b) or (c) above has not breached or failed to perform in any material respect its obligations under the Merger Agreement.

    The Merger Agreement provides that it may be terminated and the transactions contemplated thereby abandoned at any time prior to the Effective Time, whether before or after the approval and adoption of the Merger Agreement by the shareholders of the Company, by action of the Board of Directors of the Company if there has been a material breach of, or any material failure to comply with, any covenant or agreement contained in the Merger Agreement by the Parent or the Purchaser that is not curable or, if curable, is not cured within five days after written notice of such breach or failure is given by the Company to the Parent, or if any material representation or warranty of Parent and the Purchaser in the Merger Agreement shall have been untrue or incorrect at the time made or shall have ceased to be true and correct, provided, however, that prior to any termination by the Company on account of any such representation and warranty ceasing to be true and correct, the Company shall have given notice to the Parent of such event and the Parent shall not have taken all necessary action to correct such condition within five days after delivery of such notice.

    In addition, the Merger Agreement provides that the Board of Directors of Parent may terminate the Merger Agreement and abandon the transactions contemplated thereby at any time prior to the Effective Time, whether before or after the approval and adoption thereof and of the Merger by the shareholders of the Company, if (a) the Company or any of its Affiliates or Agents have engaged in discussions (other than to provide information or data) or negotiations with any person other than Parent relating to an Acquisition

Proposal, (b) the Board of Directors of the Company has withdrawn or modified in a manner adverse to the Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or has approved or recommended any Acquisition Proposal other than one from Parent or the Purchaser or has resolved to do either of the foregoing, or (c) the Offer has expired or been terminated with no Shares being purchased thereto and there has been a material breach of, or any material failure to comply with, any covenant or agreement contained in the Merger Agreement by the Company that is not curable or, if curable, is not cured within five days after written notice of such breach or failure is given by Parent to the Company, or if any material representation or warranty of the Company in the Merger Agreement was untrue or incorrect at the time made or has ceased to be true and correct, provided, however, that prior to any termination by Parent on account of any such representation and warranty ceasing to be true and correct, Parent has given notice to the Company of such event and the Company has not taken all necessary action to correct such condition within five days after delivery of such notice.

    The Merger Agreement also provides that it may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Effective Time, before or after approval and adoption thereof and of the Merger by the Company' shareholders, by the Board of Directors of the Parent if Parent and the Purchaser have not entered into the Definitive Financing Agreements or all conditions to funding pursuant thereto have not been satisfied or waived or Greyrock Capital Group Inc. proposes to enter into agreements in connection with the debt portion of the Financing that contain terms and conditions that are inconsistent with the terms and conditions set forth in the Commitment Letter, or Heller Equity Capital Corporation proposes to enter into agreements in connection with the equity portion of the Financing that contain terms and conditions that are inconsistent with the terms and conditions set forth in the Letter of Interest.

    Agreements with Respect to Employee Matters. In the Merger Agreement, the Parent agrees that for a period of one year after the Effective Time, the Surviving Corporation shall provide Benefit Plans to its employees and the employees of its subsidiaries that are comparable with those provided by the Company to the employees of the Company and its subsidiaries on the date of the Merger Agreement; provided, that the Surviving Corporation may cancel the Company Stock Plans and Incentive Compensation Plan and it may discontinue the Company's practice of providing severance benefits to any employees terminated by the Company or any of its subsidiaries without any requirement to provide similar Benefit Plans or substitute befits. The Merger Agreement also provides that the Company's "Home Office Bonus Plan" shall continue in effect and any benefits payable thereunder shall be accrued through the Effective Time on a pro rata basis, at which time all accruals thereunder shall cease, and any participant therein who is terminated without cause on or prior to December 31, 1995 or is employed by the Company as of December 31, 1995 shall be entitled to the pro rata bonus payable thereunder. The Surviving Corporation may terminate this bonus plan at any time after December 31, 1995.

    In the case of persons employed by the Company at its corporate headquarters or central laboratory facility as of the Effective Time, other than any such persons who are covered by a collective bargaining agreement and those executive officers whose employment agreements the Parent has specifically agreed to honor, the Parent has agreed to cause the Surviving Corporation to pay a lump sum severance benefit to each such person whose employment is terminated prior to the first anniversary of the Effective Time for any reason other than cause, death or disability. Such severance benefit shall be based on the terminated employee's number of whole years (rounded up or down to the nearest whole year) of continuous service with the Company and the Surviving Corporation, shall be reduced by withholding and employment taxes, if required by applicable law, and shall be equal to one week's gross pay for each whole year of service, with a maximum severance benefit of ten weeks' gross pay. The term "gross pay" means the employee's average weekly gross wages or salary, before deductions or withholdings of any kind whatsoever, received during the last full calendar month immediately prior to the date of termination.

    The Merger Agreement provides that Parent will cause the Surviving Corporation, from and after the Effective Time, to honor the terms and provisions of all Employment Agreements as previously disclosed by the Company. All other Employment Agreements and all rights thereunder will be terminated by the Company immediately prior to the Effective Time. Pursuant to Employment Agreements with two executive officers of the Company, Messrs. Raven and Hirsch will have the right to receive a change in control payment from the Company if the Purchaser acquires shares pursuant to the Offer . See "Employment Agreements", above. Mr. Raven is also entitled to receive an additional $50,000 termination payment if his employment contract is cancelled by the Company. Each officer's contract also provides for severance payments equal to their current annual salaries and continuation of benefits.

    Agreements with Respect to Director and Officer Indemnification and Insurance. The Merger Agreement provides that for a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless the present and former officers and directors of the Company against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel, judgments, fines and amounts paid in settlement to the extent such settlement is effected with the prior written consent of the Surviving Corporation) arising out of actions or omissions occurring at or prior to the Effective Time to the fullest extent permitted under Michigan law or the Company's Restated Articles of Incorporation or Bylaws in effect at the date of the Merger Agreement, including the provisions relating to the advancement of expenses incurred in the defense of any action or suit, provided that in the event any claim or claims for indemnification are asserted or made within such six year period, all rights to indemnification shall continue until the disposition of all such claims.

    The Merger Agreement provides that Parent shall cause to be maintained in effect for three years from the Effective Time the policies of officers' and directors' liability insurance in effect as of the date of the Merger Agreement maintained by the Company with respect to matters occurring at or prior to the Effective Time covering each such person covered by the Company's officers' and directors' liability insurance policy prior to the Effective Time; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to such persons so long as substitution does not result in gaps of lapses in coverage; and further provided that in no event shall the Surviving Corporation be required to expend more than in each year an amount, based on the current annual premium paid by the Company for such insurance, equal to 110% of such premium in the first such year, 121% of such premium in the second such year and 133.1% of such premium in the third such year, and, in the event that the cost of such coverage will exceed the applicable amount for any such year, the Surviving Corporation will purchase for such year as much coverage as possible for such amount.

    Conditional Option. In the Merger Agreement, the Company has granted to the Purchaser an irrevocable, non-assignable (except to Parent or another subsidiary of Parent) option (the "Conditional Option") to purchase, for its own account, up to all the authorized and unissued Shares, other than those Shares reserved at the date of the Merger Agreement for issuance in connection with the Company Stock Plans, at the Offer Price. The Conditional Option may be exercise by the Purchaser at any time prior to the termination of the Merger Agreement in whole or in part if after such exercise the Purchaser would beneficially own more than 90% of the Shares then outstanding; provided, however, that the Conditional Option may only be exercised in the event that Parent, the Purchaser and their affiliates prior to the exercise thereof have become the beneficial owners of 85% or more of the outstanding Shares upon consummation of the Offer and the purchase of Shares pursuant to the Shareholder Agreement.

    Additional Agreements. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following the expiration or termination of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Special Meeting"). If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

    The Merger Agreement provides that the Company and Parent shall cooperate to prepare and file with the Securities and Exchange Commission (the "Commission") under the Exchange Act, promptly after the expiration of the Offer if either the Minimum Condition or the Lease Condition are not satisfied or waived, and the Company shall use its reasonable best efforts to have cleared by the Commission, a proxy or information statement and related proxy materials (the "Proxy Statement") with respect to the Special Meeting and cause the Proxy Statement to be mailed to shareholders of the Company. The Company has agreed, subject to the fiduciary duties of its Board of Directors under applicable law as advised in writing by independent counsel, to include in the Proxy Statement the recommendation of its Board of Directors that the shareholders of the Company vote in favor of the approval and adoption of the Merger and the Merger Agreement, and, if necessary, to take all lawful action to solicit such approval and adoption and all lawful action necessary or helpful to secure the affirmative vote of the Company's shareholders required to effect the Merger. Parent has agreed to vote or cause to be voted all Shares over which it, the Purchaser or any of its other subsidiaries or affiliates has voting control in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby. The Merger Agreement provides that, in the event that Parent, the Purchaser or any other subsidiary of the Parent shall acquire at least 90% of the then outstanding Shares, Parent, the Purchaser and the Company agree, subject to certain conditions (see "Conditions to the Merger" above), to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's shareholders, in accordance with Michigan Law.

    The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto shall use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including using all reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals, and to effect all necessary registrations, filings and submissions.

    Fees and Expenses. The Merger Agreement provides that in the event that (1)
(a) any person has made an Acquisition Proposal or has acquired beneficial ownership of 9.9% or more of the outstanding Shares and thereafter the Merger Agreement is terminated by either Parent or the Company because (i) the Offer has been terminated with no Shares being purchased due to a failure to satisfy any condition thereto other than the Minimum Condition or the Lease Condition by July 15, 1995, or (ii) the Offer has been terminated with no Shares being purchased due to a failure to satisfy either the Minimum Condition or the Lease Condition and the Merger is not consummated by October 31, 1995, or (iii) the Offer has been terminated with no Shares being purchased due to a failure to satisfy either the Minimum Condition or the Lease Condition and the approval and adoption of the Merger Agreement by the Company' shareholders has not been obtained, or (b) Parent terminates the Merger Agreement because (i) the Company or any of its affiliates have engaged in discussions or negotiations relating to an Acquisition Proposal with any person other than Parent, or (ii) the Board of Directors of the Company has withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger or has approved or recommended an Acquisition Proposal other than one from Parent or the Purchaser or has resolved to do either of the foregoing, or (iii) the Offer has expired with no Shares being purchased due to a material breach of, or any material failure to comply with, any covenant or agreement contained in the Merger Agreement by the Company (after opportunity to cure) and (2) not later than one year from the date of such termination the Board of Directors of the Company approves or recommends any Acquisition Proposal other than from Parent, or the Company enters into an agreement with respect to a merger, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or equity securities of the Company, or any person has acquired beneficial ownership of Shares representing 50% or more of the outstanding Shares, then the Company shall, upon request by Parent and within two days of the request, pay to the Parent the sum of $900,000 in same day funds. Any payment made by the Company to Parent pursuant to this paragraph will be in addition to, and not in lieu of, any payment to be made by the Company to Parent pursuant to the following paragraph.

    The Company has also agreed that if the Merger Agreement is terminated by the Parent for any reason permitted thereunder and at such time there has been a material breach of, or any material failure to comply with, any covenant or agreement contained in the Merger Agreement by the Company which has not been cured, or any material representation or warranty of the Company in the Merger Agreement was untrue or incorrect when made or has ceased to be true and correct, then the Company shall, when requested by Parent, promptly (but not later than two days after such request) pay Parent, in immediately available funds, an amount equal to all actual out-of-pocket fees and expenses (including fees and expenses of counsel, accountants, financial advisors, other consultants, financial printers and financial sources (the "Advisors")) incurred by Parent, the Purchaser or any such Advisor prior to or after the date of the Merger Agreement in connection with the negotiation and the proposed consummation of the transactions contemplated thereby (the "Expenses"); provided, however, that the maximum amount payable by the Company under this provision for reimbursement in the Merger Agreement shall not exceed $500,000, and such reimbursement amount shall be in addition to, and not in lieu of, any amounts payable by the Company pursuant to the preceding paragraph.

    The Merger Agreement also provides that if the Company terminates the Merger Agreement because there has been a material breach of, or any material failure to comply with, any covenant or agreement contained in the Merger Agreement by Parent which has not been cured, or any material representation or warranty of Parent in the Merger Agreement was untrue or incorrect when made or has ceased to be true and correct, then Parent shall, when requested by the Company, promptly (but not later than two days after such request) pay to the Company, in immediately available funds, an amount equal to all Expenses incurred by the Company and its Advisors in connection with the negotiation and the proposed consummation of the transactions contemplated thereby; provided, however, that the maximum amount payable by Parent under this provision for reimbursement in the Merger Agreement shall not exceed $500,000.

    The Merger Agreement further provides that if Parent terminates the Merger Agreement solely because of a failure to obtain the required Financing, or if the Company terminates the Merger Agreement because of a failure of the Purchaser to purchase Shares in the Offer by July 15, 1995, solely on account of its inability to obtain the required Financing, or if the Company terminates the Merger Agreement solely because of the failure of Parent to consummate the Merger by October 31, 1995, on account of its inability to obtain the required Financing, then Parent shall, when requested by the Company, promptly (but not later than two days after such request) pay to the Company, in immediately available funds, an amount equal to all Expenses incurred by the Company and its Advisors in connection with the negotiation and the proposed consummation of the transactions contemplated thereby; provided, however, that the maximum amount payable by Parent under this provision for reimbursement in the Merger Agreement shall not exceed $150,000; and, provided further, that Parent will have no obligation to make any payment to the Company pursuant to this paragraph if, at such time either (as the case may be), (a) the Company has breached or failed to comply with, in any material respect, any of its covenants or agreements contained in the Merger Agreement, any representation or warranty of the Company in the Merger Agreement was untrue or incorrect in any material respect at the time made or has ceased to be true and correct, any filing required to be made prior to the Effective Time by the Company or any of its subsidiaries with, or any consent, approval or authorization required to be obtained prior to the Effective Time by the Company or any of its subsidiaries from, any Governmental Entity, in connection with the execution and delivery of the Agreement or the consummation of the transactions contemplated by the Merger Agreement by the Company has not been made or obtained (as the case may be), any other consent that was to be obtained by the Company and is required to consummate the transactions contemplated by the Merger Agreement has not been obtained or any other consents that were to be obtained by the Company in connection with the transactions contemplated by the Merger Agreement, the failure to obtain which would have or would be reasonably likely to have a material adverse effect on the Surviving Corporation, have not been obtained, or (b) the representations and warranties of the Company set forth in the Merger Agreement are not true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date, except as otherwise permitted or required by the Merger Agreement. Notwithstanding anything to the contrary contained in the Merger Agreement, if the Company has the right to payment of any amount pursuant to this paragraph, it will have no right to any payment pursuant to the provisions of the Merger Agreement described in the preceding paragraph.

    Except as described in the preceding four paragraphs, the Merger Agreement provides that in the event of termination of the Merger Agreement and abandonment of the transactions contemplated thereby pursuant to the sections of the Merger Agreement regarding termination, no party (or any of its directors or officers) will have any liability or further obligation to any other party to the Merger Agreement in connection with such termination and abandonment.

    Extension, Waiver and Amendment. The Merger Agreement provides that, subject to applicable law, the Merger Agreement may be modified or amended, at any time prior to the Effective Time, by written agreement of the parties to the Merger Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

    The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company. The Board of Directors unanimously recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  (b) Background; Reasons for the Recommendation.

    At various times in recent years, senior management of the Company has examined the Company's long term outlook, competitive position and future prospects, and considered various strategic alternatives with a view toward increasing shareholder values. During this period the Company has consulted with several financial advisers, and a significant number of companies involved in the retail eye care products business have been approached by the Company and by its advisers, several of which expressed interest in a possible business combination. During this period, the Company conducted lengthy negotiations with two unaffiliated parties.

    In January 1993, Dr. Eli Shapiro, Chairman of the Company, was approached by Mr. Seth Poppel, President of the Parent, who expressed interest in exploring the possibility of a business combination with the Company. Mr. Poppel requested an opportunity to conduct a due diligence investigation into the Company's business and affairs. Over the course of the next two months, there were numerous conversations between representatives of the Company and the Parent as well as discussions of a preliminary nature between the Company and an investment banker. In March 1993 a Confidentiality Agreement was signed between the Parent and the Company, in which the Parent agreed not to acquire shares of Company common stock for a three year period.

    In April 1993 the Company retained another investment banking firm to act as its financial adviser in connection with potential discussions with the Parent or others and to assist in ways of maximizing shareholder value. Throughout the summer and fall of 1993 the Parent continued its due diligence investigations, and the Company had meetings with two other potential suitors concerning possible interests that they might have in acquiring the Company or entering into some other form of business combination. These discussions were preliminary in nature and neither of these other two parties reached the point of conducting significant due diligence reviews of the Company. Throughout the latter part of 1993 and during the first eight months of 1994, there were continuing inquiries by, and discussions with, representatives of the Parent regarding ways in which a business combination of the two entities could maximize value for shareholders of the Company.

    On September 1, 1994, representatives of the Company met with representatives of the Parent and its proposed sources of financing to discuss various alternative proposals for a business combination between the Parent and the Company. Prior to this meeting, the representatives from the Parent and its financing sources had been provided with confidential information by the Company and had toured numerous of its facilities. At the conclusion of the meeting, no decisions were reached, and the representatives of the Parent indicated that further study and investigation would be required. During the remaining portion of 1994, Dr. Shapiro and Mr. Jonathan Raven, the Company's President, had sporadic telephone communications with representatives of the Parent, which culminated in meetings in December 1994 that again involved representatives of the Parent and its proposed financing sources. Additional stores and facilities of the Company were toured and discussions were had concerning long range plans for development of the business. At the conclusion of this meeting, the Parent indicated an increased interest in the potential for a business combination with the Company, but indicated that it was not prepared to make a proposal at that time.

    During the last quarter of 1994, Dr. Shapiro had several preliminary discussions with another interested party who was experienced in the industry. In early 1995, Dr. Shapiro had preliminary talks with this party's financing source. However, no further interest was indicated by this party following this meeting.

    On February 24, 1995, representatives of the Parent met in Michigan with Dr. Shapiro and Mr. Raven, and brought with them representatives of a new financing source. Additional information was provided at this time, and again several stores and facilities of the Company were inspected.

    On March 24, 1995, Mr. Raven was contacted by Mr. Michael J. Rosenthal, a director of Parent, who requested a meeting with Dr. Shapiro to obtain Dr. Shapiro's views on several issues that were critical to the formulation of a business combination proposal that Mr. Rosenthal was attempting to make on behalf of the Parent. A meeting was arranged for March 30, 1995.

    On March 28, 1995 the Board of Directors of the Company met with its legal counsel to receive a report from Dr. Shapiro and Mr. Raven regarding discussions that had occurred to date with the

Parent and Mr. Rosenthal. At this time, the Board authorized management to retain an investment banking firm to provide advice with respect to any specific proposals that might be received and also appointed a special committee of the Board ("Special Committee") comprised of Mr. Raven and Drs. Shapiro and Kollat, to evaluate and report to the Board with respect to further expressions of interest or proposals from the Parent or any other interested parties. Subsequently, meetings were held in Florida and in New York between representatives of the Parent and the Company. Shortly after these meetings, Mr. Rosenthal called Mr. Raven to request a meeting of the parties and their legal counsel and advisors to begin negotiating the terms of a business combination between the Parent and the Company.

    On April 4, 1995, Dr. Shapiro received a general inquiry from an unaffiliated third party with which the Company had had preliminary discussions concerning the future of the Company and this party's interest in exploring a possible business combination. The party concluded the conversation with a promise to conduct further conversations on the subject. Subsequently, this party indicated that it was not prepared to proceed further with discussions for at least six months.

    On April 7, 1995, representatives of the Company, the Parent, the Parent's financing sources and their respective counsel met to negotiate a business combination between the Company and the Parent. At the conclusion of the meeting, there was disagreement on several essential terms, and the Parent indicated that a substantial amount of due diligence review was required in order for it to be able to continue negotiations.

    During the second and third weeks of April 1995, the Parent and its financing sources proceeded to conduct extensive due diligence investigation into the business and affairs of the Company. Negotiations on the unresolved points continued as well. The Company's Board of Directors met on April 12, 1995, and authorized the retention of Legg Mason Wood Walker, Incorporated ("Legg Mason") to advise the Board in connection with any definitive proposal that might be submitted by the Parent, and to evaluate the fairness, from a financial point of view, to the Company's shareholders of the consideration offered to be paid to such shareholders pursuant to any proposal that might be presented to the Company.

    Negotiations continued during the weeks of April 17 and 24, and the Company's Board of Directors met on April 22 to be advised on the status of negotiations. At that meeting, Legg Mason preliminarily discussed with the Board the methodologies it would use to evaluate the fairness of any consideration that might be offered to shareholders of the Company. The Board was informed that the Parent was continuing its due diligence investigation. Following this report, Dr. Shapiro and Mr. Raven were excused from the meeting while the remaining Board members discussed those aspects of the negotiations which related to the Shareholder Agreement, the Consulting Agreement and the Split Dollar Life Insurance Arrangement.

    On April 26, 1995, Mr. Rosenthal informed Dr. Shapiro that the Parent was prepared to make an all cash offer of $7.60 per share, if acceptable to the Company's Board of Directors and subject to the completion of negotiations of a definitive merger agreement. The Special Committee was informed of this development and the details of the proposal were communicated to Legg Mason. Counsel for the Company and Parent continued their negotiations of a definitive merger agreement.

    During the evening of April 27, 1995, the Board of Directors met to receive a report of the Special Committee and consider the Parent's offer and other alternatives. The terms of the proposed transaction and the related definitive merger agreement were presented to and reviewed by the Board of Directors. Legg Mason made a presentation to the Board of Directors and delivered its opinion to the Board that the $7.60 per share cash consideration offered by the Parent to holders of the outstanding Shares was fair, from a financial point of view, to such holders. The Board of Directors discussed the Parent's offer, including those aspects related to the Shareholder

Agreement, the Consulting Agreement and the Split Dollar Agreement. The full Board then discussed the proposed definitive merger agreement and the Merger, and reviewed proposed resolutions related to the transactions. After further discussion and analysis, the Board of Directors unanimously decided to proceed with the sale of the Company and to accept the Parent's offer for the reasons described hereafter, and the Board then approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that shareholders accept the Offer and tender their Shares pursuant thereto. With respect to the Merger, the Board unanimously recommended that, if a shareholder vote is required by applicable law, the shareholders of the Company vote in favor of approval and adoption of the Merger Agreement and the Merger.

    In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors including:

        (i) the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates, based, in part, upon presentations by management of the Company, including the prospects for the Company if it were to remain independent;

        (ii) the terms of the Merger Agreement including the proposed structure of the Offer and Merger involving an immediate cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling shareholders to obtain cash for their shares at the earliest possible time;

        (iii) the results (or lack thereof) of various discussions and meetings that management has had with a variety of third parties during the past several years concerning a strategic transaction with the Company;

        (iv) the trading price of the Shares over the last three years and that the $7.60 per Share Offer price represents a premium of approximately 38% over the closing sales price for the Shares on April 21, 1995, the end of the week prior to the public announcement of the execution of the Merger Agreement, and a premium of 33% over the closing sales price for the Shares on April 27, 1995, the day prior to such announcement, as reported in the Nasdaq Stock Market (National Market System);

        (v) the opinion of Legg Mason to the effect that as of the date of its opinion, the $7.60 per Share cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of the opinion of Legg Mason which sets forth the factors considered and the assumptions made by Legg Mason is attached hereto and filed as Exhibit 6, and incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF LEGG MASON CAREFULLY IN ITS ENTIRETY;

        (vi) that the Merger Agreement permits the Company, in the exercise of the fiduciary duties of the Board of Directors, to furnish nonpublic information and access in response to requests which were not solicited by the Company after the date of the Merger Agreement to third parties pursuant to confidentiality agreements, and to participate in discussions and negotiations with any third party that has submitted a bona fide written Acquisition Proposal to the Company;

        (vii) the termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent could be entitled to a fee of $900,000 and reimbursement of expenses up to $500,000 upon the termination of the Merger Agreement under certain circumstances, including the modification or withdrawal of the Board of Directors' recommendation with respect to the Offer and the Merger; and

        (viii) the representation of Parent and the Purchaser that they have sufficient funds committed to consummate the Offer and the Merger.

    The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Legg Mason was retained by the Company to act as financial advisor to the Board of Directors for purposes providing its opinion to the Board with respect to the fairness, from a financial point of view, of the cash consideration to be received by shareholders pursuant to the Offer and the Merger. Legg Mason was not engaged to provide general financial advisory services or advice to the Company, including evaluation of any strategic or financing alternatives or any proposal other than the Offer and the Merger. Pursuant to a letter agreement, dated April 3, 1995, between the Company and Legg Mason, the Company has paid to Legg Mason a fee of $50,000 in connection with the delivery of such firm's opinion to the Company's Board of Directors. The Company has also agreed to reimburse Legg Mason for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify Legg Mason against certain liabilities, including liabilities arising under the federal securities laws.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except for awards of Shares pursuant to the Company Stock Plans and transactions contemplated by the Shareholder Agreement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for Shares which are subject to restrictions on transfer and gifts of Shares to family members or charitable organizations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a) Except as set forth above or in Items 3(b) and 4(b), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Items 3(b) or 4 above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                     DESCRIPTION
- ------------  -------------------------------------------------------------------------------

Exhibit 1     Agreement and Plan of Merger, dated as of April 27, 1995, by and among Parent,
                Purchaser, and NuVision, Inc.

Exhibit 2.1   Employment Agreement between NuVison, Inc. and Eli Shapiro, as amended.

Exhibit 2.2   Employment Agreement between NuVision, Inc. and Jonathan E. Raven, as amended.

Exhibit 2.3   Employment Agreement between NuVision, Inc. and Stephen L. Hirsch, as amended.

Exhibit 2.4   Shareholder Agreement, dated as of April 27, 1995, by and among Eli Shapiro,
                Esther Shapiro (individually and as trustees) and Parent.

Exhibit 2.5   Consulting Agreement, dated as of April 27, 1995, among Eli Shapiro, Parent and the Purchaser.

Exhibit 2.6   Split Dollar Life Insurance Agreement, dated April 5, 1987, as amended, together with Agreement Regarding Split Dollar Life Insurance Agreement dated
                April 27, 1995.

Exhibit 3     Confidentiality Agreement, dated March 11, 1993, between NuVision, Inc. and
                Parent.

Exhibit 4     Press Release issued jointly by NuVision, Inc. and Parent dated April 28, 1995.

Exhibit 5     *Letter to Shareholders of NuVision, Inc. dated May 4, 1995.

Exhibit 6.1   Letter Agreement, dated April 3, 1995, between NuVision, Inc. and Legg Mason
                Wood Walker, Incorporated.

Exhibit 6.2   *Opinion of Legg Mason Wood Walker, Incorporated, dated April 27, 1995.

- ------------

* Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 1995

                                          NUVISION, INC.

                                          By:         /s/ JONATHAN E.
                                              RAVEN
                                              ..................................

                                                Jonathan E. Raven, President